Exhibit (d)(40)

Contractual Fee Waiver Agreement

[Robeco Letterhead]

October 1, 2010

Salvatore Faia

President

The RBB Fund, Inc.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

Re:                               Robeco Boston Partners Long/Short Research Fund

Dear Mr. Faia:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby and effective as of the date noted above, Robeco Investment Management, Inc., (“Robeco”) agrees that in order to maintain the established expense ratio of the Robeco Boston Partners Long/Short Research Fund (the “Fund”), of The RBB Fund, Inc., Robeco shall, until further notice, but in no event terminating before December 31, 2011, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) in an aggregate amount equal to the amount by which the Funds’ total annual fund operating expenses for both the Institutional Class and Investor Class (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) exceeds a total annual fund operating expense ratio (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) of:

•                  2.50% of the of the average daily net assets attributable to the Fund’s Investor Class shares; and

•                  2.25% of the of the average daily net assets attributable to the Fund’s Institutional Class shares.

If at any time during the first three years in which the Advisory Agreement is still in effect, the total annual fund operating expenses of the Fund for that year are less than 2.50% of the average daily net assets attributable to the Fund’s Investor Class shares or less than 2.25% of the average daily net assets attributable to the Fund’s Institutional Class shares, Robeco shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by Robeco to the Fund pursuant to this Agreement during such three year period. The total amount of reimbursement to which Robeco may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by Robeco and all other payments remitted by Robeco to the Fund, pursuant to this Agreement, less any reimbursement previously paid by the Fund to Robeco, with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

ROBECO INVESTMENT MANAGEMENT, INC.

By:	William G. Butterly, III
Name: William G. Butterly, III
Title:	Chief Operation Officer
Senior Managing Director

By:	Matthew J. Davis
Name: Matthew J. Davis
Title:	Chief Financial Officer
Senior Managing Director

Your signature below acknowledges

acceptance of this Agreement:

By:	/s/ Salvatore Faia
Salvatore Faia
President
The RBB Fund, Inc.